UNITED STATES

                                      SECURITIES AND EXCHANGE COMMISSION
                                                 WASHINGTON ,    D . C . 20549



     DI V IS IO N OF
CORPORATION F IN A N CE




September 28, 2020
        Via E-mail

        Meagan M. Reda, Esq.
        Olshan Frome Wolosky LLP
        1325 Avenue of the Americas
        New York, NY 10019


                       Re: Apartment Investment & Management Company Soliciting Materials filed pursuant to Rule
14a-12
                              Filed September 22 and 23, 2020 by Land &
Buildings Capital Growth Fund,
                                      LP, L & B Real Estate Opportunity Fund,
LP, Land & Buildings GP
                                      LP, L&B Opportunity Fund, LLC, Land &
Buildings Investment
                                      Management, LLC, and Jonathan Litt
                              File No. 001-13232

        Dear Ms. Reda:

                       We have reviewed the above-captioned filings and have the following comments.

               Please respond to this letter by amending the referenced filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

               If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

        1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please either provide support for, or recharacterize as a belief or opinion, your statements implying that AIMCO structured the proposed transaction as a taxable spin-off as a means to specifically evade a shareholder vote. Similarly, please recharacterize as a belief or opinion your assertion that the proposed transaction is an attempt by management and the Board to rid themselves of a decades-long poor track record rather than address the fundamental issues challenging the
           Company.

        2. In future filings, please disclose the basis for your assertion that the proposed transaction
           will not close the Company   s substantial discount to net asset
value.

        3. Please supplementally provide us with a copy of the    sell-side
survey    by CITI referenced in
           your press release.
                                                    * * *
 Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
September 28, 2020
Page 2


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions